Exhibit 99.53

Intermap Announces Strategic Partnership with Aon

Global impact forecasting partnership enhances underwriting, risk management and portfolio modeling

DENVER, Aug. 27, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced a strategic collaboration with Aon’s Impact Forecasting (“IF”) to enhance underwriting, risk management and portfolio modeling.

This collaboration enables insurers to access IF’s hazard and risk maps through Intermap’s solutions and further enhances its already comprehensive solutions covering the whole insurance cycle, from underwriting through reinsurance to claims adjustment. The partnership deepens Intermap’s insurance industry footprint, as the industry undergoes secular change stemming from increased frequency and severity of claims.

The Insurance Journal recently reported natural catastrophe-insured losses exceeded $100 billion for the fourth consecutive year in 2023, above the 10-year average of $89 billion, and annual insured losses are expected to grow by 5-7% over the long term, with today’s insured losses possibly doubling in 10 years. The increased frequency and duration of extreme weather events has caused storms to rise to the second largest loss-making peril, behind only tropical cyclones. In Europe, where Intermap’s Aquarius RMA serves its insurance, financial services and real estate customers, insured losses from storms are growing the fastest, exceeding $5 billion annually since 2021. In response to this growing threat of water-based natural catastrophes, market research estimates the global commercial flood insurance market will grow at a 14.1% compound annual growth rate from 2024 to 2033.

As a first implementation of Intermap’s collaboration with Aon, Generali CEE will integrate IF’s Flood and Earthquake Hazard Datasets into Intermap’s Aquarius RMA solution to complement Intermap’s Flood Hazard Maps.

“We see this collaboration as strengthening the link between Generali’s portfolio reinsurance coverage and individual risk assessment, ultimately providing more accurate and effective risk management solutions for our clients,” said Samuele Borghi, Head of Regional Corporate & Commercial at Generali CEE Holding.

“I am very excited to be part of this collaboration, which underlines Aon’s approach to responding to client and industry need and working together to deliver efficient solutions that ultimately drive better business decisions and profitable growth. This is just the start, and I am looking forward to our future projects and endeavors,” said Adam Podlaha, global head of Aon’s Impact Forecasting.

“This partnership strengthens Intermap’s position in the global insurance market,” said Patrick A. Blott, Intermap Chairman and CEO. “Aon’s Impact Forecasting data complement our 3D data, models and solutions, enabling underwriters to offer property-specific solutions to clients and provide the best policies for their customers, covering the entire insurance life cycle, from underwriting to valuation and risk measurement to claims management and reporting.”

Intermap’s global software-based commercial risk business is growing strongly, at a 9% compounded annual growth rate since 2021, driven by attractive contract renewal economics and greater monetization opportunities as customers consume more data and analytics from the Company’s new cloud-based software solutions. Aquarius RMA is Intermap’s fastest growing segment as monthly recurring and repeating revenue grew at a compound annual growth rate over 35% since 2021 due to heighted storm frequency and severity as well as other climate factors contributing to increasing flood risk in the United Kingdom and Central Europe (from France to Hungary and from Denmark to northern Italy). Amplifying demand for Aquarius RMA’s data and insights is a large protection gap of uninsured. Based on run-rate monthly recurring and repeating software and solutions revenue, this line of business accounts for over 25% of the Company’s projected 2024 revenue.

Intermap intends to greatly expand the addressable market in the East Asia and Pacific and South Asia regions where protection gaps are larger, flood related climate factors (tropical cyclones and rising sea levels) are more frequent and severe, and approximately 65% of the world’s population is identified by the World Bank as living in high-risk flood zones reside. Intermap is currently collecting market-leading data inputs in Indonesia, the largest regional market outside of China, where the World Bank estimates 27% of the population is exposed to significant flood risk. The growing peril threat is clear in this region of the world and estimates show the protection gap in Asia Pacific is over 90%.

Learn more about Intermap’s European solutions at intermap.com/european-solutions.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment.

By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266